Exhibit 99.1

Notice of Annual Meeting

of Shareholders

and

Management Information Circular

of

FirstService Corporation

Wednesday, April 8, 2020

at 11:00 a.m. (Toronto time)

TMX Broadcast Centre, The Exchange Tower

130 King Street West, Toronto, Ontario M5X 1J2

This Notice, Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors.

FIRSTSERVICE CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual meeting (the “Meeting”) of shareholders of FirstService Corporation (“FirstService”); and

•	How to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual meeting of shareholders (the “Notice of Meeting”);

•	A management information circular (the “Circular”); and

•	A form of proxy (a “Form of Proxy”) that registered shareholders may use to vote their shares without attending the Meeting.

The Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of management of FirstService for use at the Meeting to be held on Wednesday, April 8, 2020, at 11:00 a.m. (Toronto time).

At the Meeting, management will report on FirstService’s performance for the year ended December 31, 2019 and FirstService’s plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors, as well as a non-binding advisory resolution on FirstService’s approach to executive compensation. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by FirstService is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of FirstService Corporation (“FirstService”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, April 8, 2020, at 11:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of FirstService for the year ended December 31, 2019 and the report of the auditors’ thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of FirstService and to authorize the directors to fix their remuneration;

3.	to elect the directors of FirstService for the ensuing year;

4.	to consider and, if deemed advisable, pass a non-binding advisory resolution on FirstService’s approach to executive compensation; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of FirstService has fixed the close of business on Friday, March 6, 2020 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Toronto, Ontario this 28th day of February, 2020.

By Order of the Board of Directors

DOUGLAS G. COOKE
Senior Vice President, Corporate Controller and
Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

APRIL 8, 2020

GENERAL PROXY MATTERS

Introduction

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of FirstService Corporation (“FirstService”) and its board of directors (the “Board”) for use at the annual meeting of shareholders of FirstService (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. This Circular’s purpose is to:

•	explain how you, as a shareholder of FirstService, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	request that you authorize the Lead Director of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•	inform you about the business to be conducted at the Meeting, including the election of directors of FirstService and the appointment of independent auditors of FirstService for the coming year, as well as a non-binding advisory resolution on FirstService’s approach to executive compensation; and

•	give you some important background information to assist you in deciding how to vote.

FirstService provides detailed information on its business and financial results on its website located at www.firstservice.com. FirstService’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR) located at www.sedar.com and by the U.S. Securities and Exchange Commission (the “SEC”) (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 28, 2020. In this Circular, references to “$”, “C$” and “Canadian dollars” are to the lawful currency of Canada and references to “US$” and “United States dollars” are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of FirstService is 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on FirstService’s website at www.firstservice.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on FirstService’s website.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of FirstService, who will not be specifically compensated therefor, or agents of FirstService who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by FirstService. As of the date hereof, no agent of FirstService has been engaged to solicit proxies.

Management does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

Information for Registered Shareholders

A registered holder may vote in any of the ways set out below:

In person at the Meeting: A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have their votes taken at the Meeting.

Voting by Internet: A registered shareholder may submit his or her proxy over the internet by going to www.voteproxyonline.com and following the instructions. Such shareholder will require a 12-digit control number (located on the front of the form of proxy) to identify himself or herself to the system.

Voting by Facsimile: 416-595-9593 (send all pages of their completed and signed form of proxy).

Voting by Mail: Complete, sign, date and return the form of proxy to TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1

Information for Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into FirstService’s register as holders of common shares (each, a “Registered Shareholder”). However, the shares of the majority of FirstService’s shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the “Non-Registered Shareholders”), usually The Canadian Depository for Securities Limited (“CDS”). CDS acts as clearing agent for brokers and other intermediaries (the “Intermediaries”) who, in turn, act on behalf of the holders of FirstService shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their FirstService’s shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of FirstService’s shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the FirstService shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote FirstService shares in person at the Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of FirstService. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the Registered Shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) may be requested to accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 11:00 a.m. (Toronto time) on Monday, April 6, 2020 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The FirstService shares represented by the accompanying form of proxy will be voted or withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) (“OBCA”), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the FirstService shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder’s name blank on the form of proxy), your FirstService shares will be voted at the Meeting as follows:

•	FOR the election of the eight nominees to the board of directors of FirstService, those nominees being the eight current directors of FirstService;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of FirstService and to authorize the board of directors of FirstService to fix the auditors’ remuneration; and

•	FOR the approval of the non-binding advisory resolution on FirstService’s approach to executive compensation.

For more information on these matters, please see the section entitled “Business of the Meeting” below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the FirstService shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 28, 2020.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of FirstService at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of FirstService provide that a quorum for the Meeting is two or more individuals holding, or representing by proxy, not less than 5% of the votes attached to all outstanding shares of FirstService entitled to be voted at the Meeting. In the event that such quorum is not present at the appointed place on the date for which the Meeting is called within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the Meeting. If at such adjourned Meeting a quorum is not present, the shareholders present either personally or represented by proxy will constitute a quorum and any business which could have been brought before or dealt with at the original Meeting in accordance with the Notice of Meeting may be brought before or dealt with at such adjourned Meeting. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting.

Voting Results

Voting results of the Meeting will be filed on SEDAR at www.sedar.com following the Meeting. Voting results on each of the matters voted on at FirstService’s annual and special meeting of shareholders held on May 3, 2019 (together with the preceding year, as applicable) are as follows:

Brief Description of Matter Voted Upon	Outcome of the Vote(1)
	2019		2018
	Approved	For	Approved	For
Appointment of PricewaterhouseCoopers LLP as the independent auditors of FirstService	Yes	99.97%	Yes	99.74%
The election of each of the following nominees as members of the Board:
Brendan Calder	Yes	99.41%	Yes	99.32%
Bernard I. Ghert	Yes	99.50%	Yes	99.69%
Jay S. Hennick	Yes	98.22%	Yes	98.57%
D. Scott Patterson	Yes	99.25%	Yes	99.97%
Frederick F. Reichheld	Yes	99.41%	Yes	99.65%
Joan Eloise Sproul	Yes	99.52%	N/A	N/A
Michael Stein	Yes	97.23%	Yes	99.61%
Erin J. Wallace	Yes	99.41%	Yes	99.51%
Approving an amendment to the FirstService Stock Option Plan	N/A	N/A	Yes	84.83%
Non-binding advisory resolution on FirstService’s approach to executive compensation	Yes	96.86%	N/A	N/A
Approving the termination of the restated management services agreement with FirstService’s Founder and Chairman, Jay S. Hennick, and eliminating the dual class share structure of FirstService	Yes	99.23%	N/A	N/A
Approving an amendment the articles of FirstService to remove all references to the multiple voting shares and preference shares, and re-designating the subordinate voting shares as “common shares”	Yes	99.23%	N/A	N/A
___________

Note:

(1)	All votes (other than the last two votes listed in the above table) were conducted and approved by way of a show of hands; the number of votes disclosed for these items reflects those proxies received by Management in advance of the applicable meeting. The last two votes listed in the above table were conducted and approved by way of a ballot.

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of FirstService consists of an unlimited number of common shares (the “Common Shares”). The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of FirstService. As at February 28, 2020, FirstService had outstanding 41,606,257 Common Shares. Only those holders of outstanding Common Shares of record at the close of business on March 6, 2020 (the “Record Date”) are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by FirstService, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of FirstService or the office of the registrar and transfer agent of the Common Shares.

The following table sets forth, as at February 28, 2020, the only persons who, to the knowledge of the directors and executive officers of FirstService, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Common Shares, the approximate number of outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Common Shares represented by the number of Common Shares so owned or controlled or directed:

	Number of Common Shares Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Jay S. Hennick (1) Toronto, Ontario	5,771,175	13.9%
T. Rowe Price Associates, Inc. (2) Baltimore, Maryland	5,704,742	13.7%
___________

Notes:

(1)	Common Shares held by Henset Capital Inc., FSV Shares LP, FSV Shares II LP and The Jay and Barbara Hennick Family Foundation, entities controlled by Mr. Hennick.
(2)	Information provided is obtained from the most recent SEDAR filings made in accordance with applicable Canadian securities laws.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of FirstService. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (collectively, the “Corporate Governance Rules”), FirstService is required to disclose information relating to its corporate governance practices, which disclosure is set out herein. FirstService is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. FirstService believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices. In light of the foregoing, the Board believes FirstService’s corporate governance practices can and should evolve over time. Accordingly, the Board has decided to once again present to shareholders an advisory resolution with respect to FirstService’s approach to executive compensation as described below under “Business of the Meeting – Advisory Resolution on Executive Compensation”. The Board will continue to follow market or regulatory initiatives, remain open to discussions with its shareholders and to consider potential corporate governance changes and refinements when and as appropriate.

In addition, FirstService believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of FirstService and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of FirstService and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on FirstService’s website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee’s supervisor and, if appropriate, FirstService’s Chief Financial Officer (the “CFO”) and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to FirstService’s Vice President, Compliance and Risk Management, the Chief Executive Officer (the “CEO”) and/or the Chair of the Audit Committee of the Board (the “Audit Committee”). Furthermore, FirstService maintains an ethics hotline, FirstLine, and an ethics hotline policy in which any director, officer and employee of FirstService or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of FirstService’s financial reporting or which otherwise might be considered sensitive in preserving FirstService’s reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

With respect to the United States, FirstService is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of The NASDAQ Global Select Market (“NASDAQ”), in each case, as applicable to foreign private issuers like FirstService. Most of the NASDAQ corporate governance standards are not mandatory for FirstService as a foreign private issuer, but FirstService is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on FirstService’s website, www.firstservice.com, FirstService is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of eight members, all which were elected at FirstService’s annual and special meeting of shareholders held in 2019. A majority of the Board is comprised of independent directors. Six of the current eight members of the Board (or 75%), being Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld, Joan Eloise Sproul, Michael Stein and Erin J. Wallace, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has “no direct or indirect material relationship” with FirstService. Jay S. Hennick and D. Scott Patterson, the other Board members, are not independent directors within the meaning of the Corporate Governance Rules. Mr. Hennick, the founder and Chairman of FirstService, provided services to, and received compensation from, FirstService pursuant to a management services agreement until May 2019, and Mr. Patterson is the President and Chief Executive Officer of FirstService. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. All eight nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See “Business of the Meeting – Election of Directors”.

Policy on Directors’ Tenure and Priorities

The Board has adopted a policy relating to a director’s tenure and priorities. Under this policy, upon a FirstService director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating and Corporate Governance Committee (the “Governance Committee”). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee’s recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of FirstService’s shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. The foregoing applies to all current and future directors of FirstService, other than Bernard I. Ghert, who was exempted by the Board after having regard to his age and his past service as a director and Chair of the Audit Committee. In addition, this policy provides that upon initially becoming a director of FirstService, and at each annual Board meeting occurring immediately prior to the annual meeting of FirstService’s shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director’s Board and committee duties is one of such director’s “top three” priorities and that such director’s personal or professional circumstances do not adversely affect such director’s ability to effectively serve as a director of FirstService.

Independent Lead Director

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Bernard I. Ghert, an independent director, as Lead Director of the Board, thereby separating the roles of Lead Director (Mr. Ghert) and Chairman (Mr. Hennick). The Board has adopted a formal position description for the Lead Director of the Board, which requires that the Board appoint an independent director as Lead Director in the event that the Chairman of the Board is not independent. The formal position description for the Lead Director provides that the Lead Director will facilitate the functioning of the Board independently of management of FirstService and provide independent leadership to the Board, with the following included as part of the Lead Director’s responsibilities: (i) reviewing with the Chairman and CEO items of importance for consideration by the Board; (ii) consulting and meeting with any or all of the independent directors and representing such directors in discussions with management of FirstService on corporate governance issues and other matters; (iii) recommending, where necessary, the holding of special meetings of the Board; (iv) promoting best practices and high standards of corporate governance; and (v) assisting in the process of conducting director evaluations.

Chairman

As Chairman of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chairman of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chairman of the Board, which position description provides, among other things, that the Chairman will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of FirstService; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board’s deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately, without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors’ meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chairman also provides that, in the event the Chairman is not independent, the Board appoint an independent Lead Director to carry out the responsibilities set out in the position description of the Lead Director.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of FirstService and requires the Board to oversee the conduct of the business and affairs of FirstService (both directly and through committees) and approve FirstService’s goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of FirstService’s business. The Board mandate is annexed hereto as Appendix A and can also be viewed on FirstService’s website (www.firstservice.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of FirstService and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of FirstService and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at all Board meetings. The Lead Director is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management’s strategic plans; reviewing and approving FirstService’s financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of FirstService’s internal control system and management information systems; developing FirstService’s approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

Women on the Board

Two (or 25%) of the eight members of the Board are women. While FirstService has not adopted a written policy relating to the identification and nomination of women directors, it has adopted a target regarding women on its Board and has developed a set of principles and practices regarding diversity and inclusion of women on its Board as set out below.

FirstService believes in diversity and values the benefit that diversity can bring to its Board. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and ensures that FirstService has the opportunity to benefit from all available talent. FirstService seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. FirstService believes that the skills and backgrounds collectively represented on the Board should reflect the diverse nature of the business environment in which FirstService operates.

FirstService is committed to a merit based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, FirstService will consider candidates on merit against objective criteria having regard to the benefit of diversity and the needs of the Board.

In furtherance of Board diversity, FirstService aspires to attain as soon as practicably, but by the annual meeting held in 2024, and thereafter maintain, a Board composition in which at least one-third of the Board members are women. FirstService has made significant progress in this regard over the last few years. In 2018, the proportion of women on the Board increased to (and remains) 25% from 14% in 2017. FirstService has a number of measures in place that are intended to further improve Board diversity over time. For example, the Chair of the Governance Committee conducts annual Board evaluations, which not only enhance the quality of the composition of the Board members, but are also an effective way to optimize Board renewal and encourage diversity, including gender diversity, and to identify where and how diversity improvements can be made. See “Board Evaluation and Peer Review” below. Moreover, a disciplined approach to Board renewal remains the most fundamental condition for refreshing Board composition and creating an opportunity to increase the diversity of the Board members. To this end, the Board has adopted a policy which provides an age limit to a director’s tenure. See “Board Composition – Policy on Director’s Tenure and Priorities” above.

FirstService will periodically assess the expertise, experience, skills and backgrounds of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of knowledge, experience, skills and backgrounds (which incorporates an appropriate number of women directors). Any search firm engaged to assist the Board or the Governance Committee in identifying candidates for appointment to the Board will be specifically directed to include diverse candidates generally, and women candidates in particular. The Board or the Governance Committee will annually assess its progress in promoting a diverse Board.

Gender Composition of Leaders, Managers and Executive Officers

In addition to Board diversity, FirstService understands the benefits of a diversified work force. Forty-nine (49%) of the leaders, managers and executive officers of FirstService, including all of its major subsidiaries, are women. While FirstService does not have a fixed target for the representation of women in executive officer positions, it is committed to promoting diversity among its senior leadership and will consider the level of female representation and the other indicia of diversity when deliberating on hires and promotions regarding all senior leadership positions, including executive officers. In identifying and considering potential candidates for senior leadership, including executive officer appointments, FirstService considers factors such as years of service, regional background, merit, experience and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of FirstService’s senior leadership team is driven by other factors, some of which are outside of the control of FirstService, including the level of employee turnover, the times at which hiring and promotion opportunities arise, the available pipeline of employees with the necessary skills and experiences, and various other factors. FirstService has, and will continue to, assess and develop ways to promote women at FirstService and to ensure women are provided greater opportunities for advancement within FirstService. FirstService’s commitment to diversity extends beyond formal programs and initiatives. FirstService strives to create a culture in which both visible and tacit differences are recognized and valued, and where all employees are able to contribute and fulfil their potential without artificial barriers.

People Development and Succession Planning

There is a process of annual leadership review and evaluation at each FirstService platform, and a ranked list of successors at each FirstService platform is maintained and refreshed annually. There is also a development plan to ensure leadership successors are prepared for their future role. The Board reviews the executive succession plan by platform and has the similar evaluation discussion and ranked list for FirstService’s executive leadership, including its CEO.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of FirstService, minimum ownership of shares of FirstService having a value of at least US$100,000 (which amount is subject to adjustment for share and other capital reorganizations). Newly elected or appointed directors of FirstService are permitted two years within which to attain the foregoing minimum ownership amount. All existing directors of FirstService currently comply with this policy. In addition, on December 31, 2019, all current directors of FirstService, other than Joan Eloise Sproul who is the newest director, owned securities of FirstService having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under “Business of the Meeting – Election of Directors”.

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, FirstService has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of Bernard I. Ghert, an independent director, as Lead Director of the Board with a mandate to facilitate the functioning of the Board independently of Management and provide independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

FirstService’s CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting FirstService. The Board is satisfied that FirstService’s CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of FirstService. As such, the CEO establishes the strategic and operational orientation of FirstService and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of FirstService and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of FirstService. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving FirstService’s strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to FirstService and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chairman of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to FirstService have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning FirstService and visits to certain of FirstService’s businesses and offices. On a periodic basis, management of FirstService and its regions provide presentations for the Board to ensure that directors are fully informed of FirstService operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the CFO and other members of Management at any time to discuss any aspect of FirstService’s businesses. In September 2019, the Board (with all Board members present, other than Mr. Ghert) received presentations from the executive leaders of FirstService Residential, FirstService Residential New York, FirstService Energy and FirstService Financial, who provided the Board with an overview of their respective executive team, history, business, financial results and opportunities. In addition, in December 2019, the Board (with all Board members present) received a presentation from the executive leaders of CertaPro Painters with an overview of its executive team, business, financial results and opportunities.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of FirstService and for approving the overall direction of FirstService, in a manner which is in the best interests of FirstService and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, material acquisitions, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of FirstService’s affairs and in light of opportunities or issues that FirstService may face. There were seven Board meetings held in 2019. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting. The independent Board members meet in-camera at every regularly scheduled meeting.

Certain directors and executive officers of FirstService are engaged in and will continue to engage in activities outside FirstService, and as a result, certain directors and executive officers of FirstService may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2019, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under “Business of the Meeting – Election of Directors” for the name of each publicly traded issuer’s board (other than FirstService’s) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the “Compensation Committee”) and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on FirstService’s website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of three members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee are Bernard I. Ghert (Chair – 2019 and prior), Michael Stein and Joan Eloise Sproul (Chair – Present). The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by FirstService to the public; (iv) risk management, including systems of internal accounting and financial controls; (v) appointing, overseeing and evaluating the work of the external auditors; and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were five meetings of the Audit Committee held in 2019.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for reviewing the integrity of FirstService’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService’s external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit Committee such matters and questions relating to the financial position of FirstService and its subsidiaries. All reports made to FirstService’s ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the annual information form (the “AIF”) of FirstService for the year ended December 31, 2019 and is also published on FirstService’s website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading “Audit Committee”. A copy of the AIF is available on SEDAR at www.sedar.com.

The SEC requires that each member of a company’s audit committee be independent. All of the members of the Audit Committee are “independent”, as that term is defined by the SEC. The SEC further requires a company, like FirstService, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. Two Audit Committee members, Mr. Ghert and Ms. Sproul, have been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC.

The Audit Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for FirstService and, in such regard, recommend to the Board the external auditors to be nominated for approval by FirstService shareholders. The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which FirstService may not engage FirstService’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at FirstService is, that the Audit Committee will review all material transactions and contracts entered into by FirstService with any insider or related party of FirstService, other than director, officer or employee compensation arrangements which are approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish “special” or “independent” ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by FirstService regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on FirstService’s website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The members of the Compensation Committee are Michael Stein (Chair), Brendan Calder and Bernard I. Ghert. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of FirstService. The Compensation Committee also reviews the compensation of the directors of FirstService and any compensation programs applicable to senior management of FirstService, such as the stock option plan. In the case of grants of options under FirstService’s stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on FirstService’s website (www.firstservice.com).

Governance Committee

The Governance Committee is comprised of Brendan Calder (Chair), Frederick F. Reichheld and Erin J. Wallace, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on FirstService’s website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board’s composition, procedures and committees and developing, recommending and monitoring FirstService’s corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board’s effectiveness and, every few years, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is eight. The Board considers that the appropriate number of directors for FirstService is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size, Board diversity and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and background and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates) having regard to the benefit of diversity, identifying and recommending individuals qualified and suitable to become directors, the Chairman, the Lead Director and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

At the beginning of 2020, an evaluation of the Board, as a whole, was conducted by the Chair of the Governance Committee in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee, the Chairman and the CEO and then reported to the full Board. The Chair of the Governance Committee discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively. At the conclusion of the evaluation, matters requiring follow-up were identified, responses were developed and there is ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual’s contribution to the Board. A formal peer review of the individual members of the Board was completed at the beginning of 2020, and is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its standing committees and the number of meetings of the Board and such committees held during 2019.

Director	Board 7 Meetings		Board Committees								Overall Attendance
			Audit 5 Meetings		Compensation 2 Meetings		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Brendan Calder	6 of 7	86	–	–	2 of 2	100	1 of 1 (Chair)	100	3 of 3	100	9 of 10	90
Bernard I. Ghert	6 of 7 (Lead Dir.)	86	5 of 5 (Chair)	100	2 of 2	100	–	–	7 of 7	100	13 of 14	93
Jay S. Hennick	6 of 7 (Chair)	86	–	–	–	–	–	–	–	–	6 of 7	86
D. Scott Patterson	7 of 7	100	–	–	–	–	–	–	–	–	7 of 7	100
Frederick F. Reichheld	7 of 7	100	–	–	–	–	1 of 1	100	1 of 1	100	8 of 8	100
Joan Eloise Sproul	7 of 7	100	5 of 5	100	–	–	–	–	5 of 5	100	12 of 12	100
Michael Stein	7 of 7	100	5 of 5	100	2 of 2 (Chair)	100	–	–	7 of 7	100	14 of 14	100
Erin J. Wallace	7 of 7	100	–	–	–	–	1 of 1	100	1 of 1	100	8 of 8	100

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of FirstService’s executive compensation arrangements, FirstService’s executive compensation philosophy and the application of this philosophy to FirstService’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Compensation Committee made in 2019 with respect to the Named Executive Officers (as this term is defined below under “– Compensation of Named Executive Officers”). When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of FirstService and/or its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of FirstService; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that FirstService carries on business with a small number of executive officers relative to other public companies of similar size.

The Board and the Compensation Committee have considered the implications of the risks associated with FirstService’s compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of FirstService (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus) and long-term incentive (stock options). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on FirstService. The risks and uncertainties that are likely to have a material adverse effect on FirstService are disclosed in the AIF. No such risks relate to FirstService’s compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of FirstService by directors, senior executives, employees and other insiders of FirstService and its subsidiaries (the “Trading Policy”). Among other things, the following are prohibited by the Trading Policy: (i) short sales of FirstService’s securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of FirstService purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of FirstService’s equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

In 2019, Michael Stein (Chair), Brendan Calder and Bernard I. Ghert served as members of the Compensation Committee. None of these individuals was an officer, employee or former officer or employee of FirstService or any of its subsidiaries during 2019. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board, each of whom is, in the business judgment of the Board, independent under the rules of the Toronto Stock Exchange (“TSX”) and NASDAQ. See “Statement of Corporate Governance Practices – Board Committees – Compensation Committee” for additional information on the Compensation Committee. Under the Compensation Committee’s mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing FirstService’s general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of FirstService; and (d) making recommendations to the Board with respect to FirstService’s incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During 2019, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of FirstService or subsidiaries of FirstService; any change to the base compensation of the CEO and/or CFO for 2019; and determining, for the purposes of the FirstService annual performance-based bonus plan, 2019 adjusted earnings per share.

The Compensation Committee also played a central role in evaluating and negotiating the settlement of the Restated Management Services Agreement (the “MSA”), including the long-term incentive arrangement (the “LTIA”) therein, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and elimination of FirstService’s dual class share structure, all completed on May 10, 2019. As part of this transaction: (a) all multiple voting shares of FirstService were converted into subordinate voting shares of FirstService (now re-classified as Common Shares) on a one-for-one basis and for no consideration, thereby eliminating FirstService’s dual class share structure; (b) FirstService acquired, indirectly, all of the shares of Jayset Management FSV Inc., the recipient of all fees and other entitlements under the MSA, for a purchase price determined with reference to the LTIA formula provided in the MSA which would have applied on a change of control transaction, and thereafter FirstService terminated the MSA thereby eliminating the LTIA and all future fees and other entitlements owing thereafter; (c) Jay S. Hennick remained as Chairman of FirstService, at the discretion of the Board, with compensation commensurate with that of a Non-Executive Chairman of a public company of similar size to FirstService; and (d) FirstService paid C$84.3 million (US$62.9 million) in cash (less an adjustment to account for certain tax liabilities) and issued a total of 2,918,860 subordinate voting shares of FirstService (now re-classified as Common Shares) to the relevant entity controlled by Mr. Hennick. This transaction is further described in FirstService’s management information circular dated March 25, 2019 relating to the annual and special meeting of shareholders held on May 3, 2019 under “Business of the Meeting – Approval of Transaction” and “Business of the Meeting – Approval of Amendment to the Articles”.

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant’s fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. In August 2015, the Compensation Committee engaged H. Wilkinson Consulting Group Inc. (the “EC Consultant”) as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to recommend a peer group for FirstService and market competitive compensation for the founder and Chairman, CEO and CFO. The EC Consultant also made recommendations to the Compensation Committee in respect of market competitive compensation of non-employee directors. See “Compensation of Directors” below. In January 2019, the Compensation Committee retained Hugessen Consulting, an independent compensation consultant, who advised the Compensation Committee and the Board in connection with the termination of the MSA. See “– Role of the Compensation Committee”. In October, 2019, the Compensation Committee again engaged the EC Consultant to update its 2015 peer group and market competitive compensation analysis for a (Non-Executive) Chairman as well as the CEO, CFO and non-employee directors. During 2019, the EC Consultant did not provide any other services to the Compensation Committee or FirstService, or to any affiliated or subsidiary entities of FirstService or to any of member of the Board or Management, other than or in addition to the foregoing. The total fees paid to the EC Consultant and Hugessen Consulting (or to any other compensation consultant) since December 31, 2017 are set out below:

Period Ended December 31	Executive Compensation Related Fees(1) (US$)	All Other Fees(2) (US$)
2019	$1,000	Nil
2018	Nil	Nil

___________

Notes:

(1)	Aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of FirstService's directors and executive officers during the periods noted.
(2)	Aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under "Executive Compensation Related Fees".

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and CFO and reviewing and making recommendations for such arrangements for the other executive officers of FirstService. Every several years, a benchmarking analysis is expected to be conducted by the Compensation Committee to ensure that the executive compensation arrangements for the relevant executive officers remain appropriate and competitive. When a benchmarking analysis is conducted, FirstService will not typically position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee may look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by FirstService’s peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. In December 2019, the Compensation Committee, with the assistance of the EC Consultant, determined that the following service companies would constitute FirstService’s peer group for benchmarking purposes: Lennox International Inc., ADT Inc., ServiceMaster Global Holdings, Inc., ABM Industries, Inc., Aramark Corporation, Essex Property Trust, Rollins, Inc., BrightView Holdings, Inc., Comfort Systems USA, Inc., Healthcare Services Group, Inc. and UniFirst Corporation. As FirstService has a client base that is primarily in the USA, the peer group members are similarly sized USA service companies (by revenue). The Compensation Committee then reviewed the peer group data to determine where base salaries and total compensation for the CEO and CFO should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive’s leadership, commitment to FirstService’s values and potential for advancement.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap FirstService’s business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if FirstService’s size or lines of business change, or if the peer group members show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the compensation of the CEO and CFO. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO and CFO.

With respect to FirstService’s other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management, if applicable) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee’s level. For senior management other than the CFO, decisions must be approved by the CEO, subject to the Compensation Committee’s overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee’s compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual performance-based bonus plan; and

(c)	a long-term incentive in the form of stock options granted under the FirstService Stock Option Plan, as amended (the “Option Plan”).

FirstService believes that making a significant portion of the Named Executive Officers’ compensation both variable/performance-based and long-term supports FirstService’s executive compensation philosophy, as these forms of compensation primarily depend on performance metrics that are fundamentally aligned with the best-interests of FirstService’s shareholders. At the same time, FirstService utilizes stock option based compensation to allow those most accountable for FirstService’s long-term success to acquire and hold shares of FirstService. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to FirstService or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which FirstService or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO and CFO, by the Compensation Committee, for the other executive officers of FirstService, by the CEO).

For 2019, the Compensation Committee approved a 3.5% increase to the base compensation of each of the CEO and CFO, and the CEO approved increases to the base compensation of the remaining three Named Executive Officers.

Annual Performance-Based Bonus Plan

FirstService has an annual performance-based bonus plan pursuant to which an annual cash performance bonus is awarded to FirstService management and employees based entirely on percentage growth in adjusted earnings per share (“AEPS”) over the prior year. In the event that no such year-over-year growth in adjusted earnings per share occurs in a given year, no amounts would be payable pursuant to the annual performance-based bonus plan. Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted earnings per share is for the year in question. FirstService believes that using annual AEPS growth as the sole metric in determining payments to Named Executive Officers pursuant to this annual performance-based bonus plan best aligns the interests of participants in this plan with those of FirstService shareholders, and is best suited to holding these individuals accountable for FirstService’s overall operating performance. Furthermore, this annual performance-based bonus plan results in a significant proportion of the Named Executive Officers’ total compensation being wholly dependent on the operating performance of FirstService, and accordingly only rewards such individuals when FirstService as a whole is performing well.

At the beginning of 2019, the Compensation Committee and the Board determined that, for the purposes of the annual performance-based bonus plan, 2018 adjusted diluted earnings per share was US$2.56. In February 2020, the Compensation Committee and the Board also determined that, for the purposes of the annual performance-based bonus plan, adjusted diluted earnings per share percentage growth over the prior year was 23%.

In determining the percentage growth, the impact on earnings per share of any disposition of material investments or assets are excluded. This establishes a direct link between executive compensation and FirstService’s regular operating performance. For 2019, the CEO was entitled to earn 6.5% of his base salary in 2019 as an annual bonus for that year for each 1% growth in adjusted earnings per share in that year over the prior year. The remaining four Named Executive Officers earn an annual performance bonus calculated on the same basis as the CEO, but determined using the following percentages of their respective base salaries in 2019: for the CFO, 4.5%; for the Senior VP, Corporate Controller and Corporate Secretary, 3.25%; for the Senior VP, Strategy and Corporate Development, 3.5%; and for the VP, Strategy and Sustainability, 2.75%. A summary of the bonuses paid to each of the Named Executive Officers and the applicable AEPS growth figures for each of 2017, 2018 and 2019 is set out below. See “Executive Compensation – Compensation of Named Executive Officers” below.

Year	Adjusted Earnings Per Share Growth vs. Prior Year	Named Executive Officer Annual Performance-Based Bonus Payments (US$)(1)					Total Annual Performance-Based Bonus Payments to Named Executive Officers (US$)
		D. Scott Patterson, President and Chief Executive Officer	Jeremy Rakusin, Chief Financial Officer	Douglas G. Cooke,Senior VP, Corp. Controller and Corp. Secretary	Alex Nguyen, Senior VP, Strategy and Corp. Development	Roger Thompson, Vice President, Strategy and Sustainability
2019	23%	918,800	376,000	162,400	158,100	98,700	1,714,000
2018	29%	1,146,400	469,200	202,600	197,200	123,100	2,135,500
2017	25%	953,900	368,700	168,600	140,700	91,600	1,723,500
___________

Note:

(1)	All Named Executive Officers’ annual bonus incentive amounts were paid in Canadian dollars (an average 2019 exchange rate of US$1.00 = C$1.327 has been used in the table above).

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. In 2019, no one-time special discretionary bonuses were awarded to any of the Named Executive Officers.

FirstService Stock Option Awards

FirstService provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan and option grants to Named Executive Officers, see “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below. The Compensation Committee believes that stock option grants serve FirstService’s executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer’s total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

Typically, stock options are granted to a Named Executive Officer of FirstService under the Option Plan shortly following the end of each year. Effective February 7, 2020, an aggregate of 305,000 options were issued to the Named Executive Officers in respect of the year ended December 31, 2019. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below. In determining the long-term incentive component of the Named Executive Officers’ compensation, the Compensation Committee will consider, among other factors, the recommendations of Management, FirstService’s performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of FirstService. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. FirstService does not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, FirstService does not provide any post-retirement benefits to any Named Executive Officers or other employees.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: Bernard I. Ghert, Brendan Calder and Michael Stein (Chair)

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during the twelve month periods ended December 31, 2019, 2018 and 2017, respectively, by FirstService’s CEO and CFO, each of the three other most highly compensated executive officers of FirstService, including any of its subsidiaries, who were serving as such as at December 31, 2019 and whose total compensation was, individually, more than C$150,000 (the “Other Executive Officers”) and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2019 (collectively, the “Named Executive Officers”) for services rendered in all capacities during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31(1)	Salary (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)(3)
				Annual Incentive Plans (Performance-Based Bonus Plan) (US$)(2)	Long-Term Incentive Plans (US$)
D. Scott Patterson(4) President and Chief Executive Officer	2019 2018 2017	614,400 608,200 587,000	2,980,800 2,235,000 1,821,300	918,800 1,146,400 953,900	Nil Nil Nil	Nil Nil Nil	4,514,000 3,989,600 3,362,200
Jeremy Rakusin Chief Financial Officer	2019 2018 2017	363,300 359,500 347,000	1,430,800 1,072,800 874,200	376,000 469,200 368,700	Nil Nil Nil	Nil Nil Nil	2,170,100 1,901,500 1,589,900
Douglas G. Cooke Senior Vice President, Corporate Controller and Corp. Secretary	2019 2018 2017	217,300 215,000 207,500	894,200 670,500 546,400	162,400 202,600 168,600	Nil Nil Nil	Nil Nil Nil	1,273,900 1,088,100 922,500
Alex Nguyen Senior Vice President, Strategy and Corporate Development	2019 2018 2017	196,400 194,300 187,600	894,200 670,500 546,400	158,100 197,200 140,700	Nil Nil Nil	Nil Nil Nil	1,248,700 1,062,000 874,700
Roger Thompson Vice President, Strategy and Sustainability	2019 2018 2017	156,000 154,400 146,500	713,400 536,400 364,300	98,700 123,100 75,300	Nil Nil Nil	Nil Nil Nil	968,100 813,900 586,100

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by FirstService in calculating these amounts are incorporated herein by reference to Note 14 to FirstService’s audited consolidated financial statements for the year ended December 31, 2019. For a description of the material terms of the stock option plan of FirstService and each option grant, see “Incentive Award Plans of FirstService – FirstService Stock Option Plan” and “NEO Outstanding Option-Based Awards” below.
(2)	The only annual incentive plan of FirstService is FirstService’s annual performance-based bonus plan. See “Compensation Discussion and Analysis – Annual Bonus Incentive” above. Annual incentive awards are accrued and finalized and paid following year-end once reviewed and approved by the Compensation Committee, the Board or the CEO, as applicable.
(3)	All Named Executive Officers’ base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2019 exchange rate of US$1.00 = C$1.327 has been used in the table above).
(4)	Mr. Patterson received no compensation in connection with being a member of the Board.

In 2019, the total cost of the compensation of all of the Named Executive Officers represented 4.3% of FirstService’s adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2019. FirstService does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2019
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(3)
D. Scott Patterson	125,000 125,000 125,000 125,000	83.89 66.31 54.88 35.96	February 8, 2024 February 9, 2023 February 14, 2022 February 12, 2021	1,143,750 3,341,250 4,770,000 7,135,000
Jeremy Rakusin	60,000 60,000 60,000 50,000 27,000	83.89 66.31 54.88 35.96 23.96	February 8, 2024 February 9, 2023 February 14, 2022 February 12, 2021 February 13, 2020	549,000 1,603,800 2,289,600 2,854,000 1,865,860
Douglas G. Cooke	37,500 37,500 37,500 37,500 22,500	83.89 66.31 54.88 35.96 23.96	February 8, 2024 February 9, 2023 February 14, 2022 February 12, 2021 February 13, 2020	343,125 1,002,375 1,431,000 2,140,500 1,554,300
Alex Nguyen	37,500 37,500 37,500 37,500	83.89 66.31 54.88 35.96	February 8, 2024 February 9, 2023 February 14, 2022 February 12, 2021	343,125 1,002,375 1,431,000 2,140,500
Roger Thompson	30,000 22,500 13,750	83.89 66.31 54.88	February 8, 2024 February 9, 2023 February 14, 2022	274,500 601,425 524,700

___________

Notes:

(2)	Each option entitles the holder to purchase one Common Share. Effective February 7, 2020, an aggregate of 475,000 options were granted under the Option Plan to directors and employees in respect of the year ended December 31, 2019, including to certain of the Named Executive Officers. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”.
(3)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.
(4)	Calculated using the closing price per Common Share on NASDAQ on December 31, 2019 of US$93.04 less the exercise price of the applicable stock options.

During the year ended December 31, 2019, none of the Named Executive Officers exercised any options of FirstService or any of its subsidiaries other than: (i) D. Scott Patterson, who exercised options for a total of 120,000 Common Shares, one-half of which were at an exercise price per share of US$20.52 and the other half of which were at an exercise price per share of US$23.96; (ii) Jeremy Rakusin, who exercised options for a total of 53,000 Common Shares, 40,000 of which were at an exercise price per share of US$20.52 and the remainder of which were at an exercise price per share of US$23.96; (iii) Douglas G. Cooke, who exercised options for a total of 18,750 Common Shares at an exercise price per share of US$20.52; (iv) Alex Nguyen, who exercised options for a total of 24,750 Common Shares, 11,250 of which were at an exercise price per share of US$20.52 and the remainder of which were at an exercise price per share of US$23.96; and (v) Roger Thompson, who exercised options for a total of 18,750 Common Shares, 7,500 of which were at an exercise price per share of US$66.31 and the remainder of which were at an exercise price per share of US$54.88.

Incentive Award Plans of FirstService

The following table provides information concerning the incentive award plans of FirstService with respect to each Named Executive Officer during the year ended December 31, 2019. The only incentive award plans of FirstService during such period were its stock option plan and an annual performance-based bonus plan. See “– Annual Performance-Based Bonus Plan” and “– FirstService Stock Option Plan” below.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2019
Name of Named Executive Officer	Option-Based Awards – Value Vested During the Year Ended December 31, 2019 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year Ended December 31, 2019 (US$)
D. Scott Patterson	3,942,400	Nil
Jeremy Rakusin	1,981,700	Nil
Douglas G. Cooke	1,318,500	Nil
Alex Nguyen	1,124,500	Nil
Roger Thompson	250,100	Nil

___________

Note:

(1)	Calculated using the closing price per Common Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Annual Performance-Based Bonus Plan

FirstService has an annual performance-based bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted earnings per share over the prior year. If no such annual growth occurs in a given year, no bonus amounts would be payable to the Named Executive Officers under this annual performance-based bonus plan. For a further discussion of this annual performance-based bonus plan, see “Compensation Discussion and Analysis – Annual Performance-Based Bonus Plan” above. The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. For a further discussion of the calculation of adjusted earnings per share, please see the AIF.

FirstService Stock Option Plan

FirstService provides a long-term incentive by granting stock options to directors, officers and full-time employees of FirstService or its subsidiaries (other than Mr. Hennick) through the Option Plan. Shareholders adopted the Option Plan in 2015 and have subsequently approved amendments thereto.

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows: all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to equity awards granted to officers, employees and directors of public company peers of FirstService, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Common Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, “Minimum Price” means: (i) in the event that the Common Shares are then traded on the TSX and/or NASDAQ, the closing price of the Common Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Common Shares are not then traded on the TSX and NASDAQ, the closing price of the Common Shares on such public market on which the Common Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Common Shares are not then traded on any public market, the price of the Common Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Common Shares subject to grants of options under the Option Plan at December 31, 2019 was limited to 3,913,500 (or 9.4% of the outstanding Common Shares on that date), of which options exercisable for 1,639,100 Common Shares (or 4.0% of the outstanding Common Shares) had been granted and were outstanding at December 31, 2019. At December 31, 2019 under the Option Plan, options which were exercisable for 1,584,900 Common Shares (or 3.8% of the outstanding Common Shares) had been exercised or expired and options exercisable for 54,750 Common Shares were cancelled and returned to the pool of options available to be granted. Accordingly, options exercisable for 689,500 Common Shares (or 1.7% of the outstanding Common Shares) were available for granting at that date. In the event of the death of an optionee while in the employment, or as an officer, of FirstService or a subsidiary prior to the end of the term of the option, the optionee’s legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an employee optionee resigns, is removed as an officer or is discharged for “cause” as an employee of FirstService or a subsidiary, the option will in all respects cease and terminate. In the event an optionee’s employment is otherwise terminated by FirstService or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

Set out below is information related to the applicable “annual burn rate” of options granted under the Option Plan. “Annual burn rate” is the number of stock options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Year	Number of Options Granted under Option Plan	Weighted Average Number of Common Shares Outstanding for the Applicable Year	Annual Burn Rate
2019	438,000	38,225,276	1.1%
2018	430,500	35,952,211	1.2%
2017	390,500	35,908,740	1.1%

The Option Plan provides that the aggregate number of Common Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Common Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities of FirstService: (a) issued to insiders of FirstService, within any one year period; and (b) issuable to insiders of FirstService, at any time under the Option Plan, or when combined with all of FirstService’s other share compensation arrangements, shall not exceed 10% of FirstService’s total issued and outstanding securities. As at December 31, 2019, FirstService had outstanding options under the Option Plan to purchase an aggregate of 1,639,100 Common Shares (being 4.0% of the outstanding Common Shares on that date). These options are held by various directors, officers and employees of FirstService (or former FirstService Corporation, pre-spin-off) and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Common Shares and in the exercise price per Common Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from any subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by FirstService or other relevant changes in the capital structure of FirstService. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Common Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of FirstService, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over FirstService or the Option Plan; (iii) changes of a “housekeeping”, clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the “market price” of a Common Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of FirstService; and (F) the effect of termination (for whatever reason) of the optionee’s employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee’s employment, service or consulting agreement/arrangement or cessation of the optionee’s directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by FirstService to the optionees to facilitate the purchase of Common Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided the same includes a full deduction of the number of underlying Common Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or FirstService under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of FirstService, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Common Shares issuable under the Option Plan or any change from a fixed maximum number of Common Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of FirstService (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, a reduction in the exercise price benefiting an insider of FirstService, any amendment to remove or to exceed the insider participation limit and amendments to the amending provision within the Option Plan, in addition to any other matters mandated under the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan). In the case of any amendment or variance referred to above, insiders of FirstService who directly benefit from such amendment or variance will not have the votes attaching to the Common Shares or other securities of FirstService held, directly or indirectly, by them counted in respect of the required approval of the shareholders of FirstService.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Common Shares, to pay to an optionee the “in the money” amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in FirstService over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of FirstService and its shareholders.

Effective February 7, 2020, an aggregate of 475,000 options (or 1.1% of the outstanding Common Shares on such date) were granted under the Option Plan (including 125,000 options to D. Scott Patterson, 65,000 options to Jeremy Rakusin, 42,500 options to Douglas G. Cooke, 42,500 options to Alex Nguyen and 30,000 options to Roger Thompson), each having an exercise price of US$111.36, an expiration date of February 7, 2025 and vesting as follows: 10% on the grant date, 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 30% on the fourth anniversary of the grant date.

Stock Option Plan – Value of Notional Gains Achieved by Named Executive Officers During 2019

During 2019, the Named Executive Officers exercised options of FirstService and achieved notional gains as noted in the following table:

STOCK OPTIONS – NOTIONAL GAINS ACHIEVED IN 2019
Name of Named Executive Officer(1)	No. of Options Exercised During 2019	Exercise Price of Options Exercised (US$)(2)	Notional Gains Achieved in 2019 (US$)(1)
D. Scott Patterson	120,000	20.52 (for 60,000) 23.96 (for 60,000)	7,816,200
Jeremy Rakusin	53,000	20.52 (for 40,000) 23.96 (for 13,000)	3,455,800
Douglas G. Cooke	18,750	20.52	1,188,200
Alex Nguyen	24,750	20.52 (for 11,250) 23.96 (for 13,500)	1,583,700
Roger Thompson	18,750	66.31 (for 7,500) 54.88 (for 11,250)	521,400

___________

Note:

(1)	Notional gains achieved is calculated using the closing price per Common Share on NASDAQ on the applicable exercise date less the exercise price of the applicable stock options. Notional gains achieved does not take into account whether or not the Named Executive Officer sold the Common Shares received upon exercise of any options. In some cases, the Named Executive Officer has retained all or a portion of these Common Shares. Messrs. Patterson, Rakusin and Nguyen retained all of the Common Shares received by them from option exercises in 2019.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2019 with respect to compensation plans of FirstService under which equity securities of FirstService are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	1,639,100 (2)	$60.26	689,500 (2)

___________

Notes:

(1)	The only equity compensation plan of FirstService is the Option Plan, which Option Plan has been approved by the shareholders. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above.
(2)	Effective February 7, 2020, an aggregate of 475,000 options were granted under the Option Plan in respect of the year ended December 31, 2019. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above.

Executive Share Ownership Policy

FirstService has an executive share ownership policy (the “ESO Policy”) requiring that the CEO and the CFO of FirstService (collectively, the “Designated Executives”) to achieve and maintain, for the duration of their employment at FirstService, minimum ownership of shares of FirstService having a value, in the case of the CEO, of three times base salary and, in the case of the CFO, two times base salary. All Designated Executives are permitted five years from the effective date of the ESO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted two years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the ESO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, the Designated Executive will no longer be required to acquire further shares of FirstService, including as a result of any decrease in the market price of FirstService’s shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive’s employment with FirstService. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive’s ownership in shares of FirstService such that the effective economic exposure is less than the required minimum ownership threshold under the ESO Policy. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations. As of the date hereof, all of the Designated Executives are in compliance with the ESO Policy.

Incentive Compensation Reimbursement Policy

In order to further align management’s interests with the interests of shareholders and in support good governance practices, FirstService has an incentive compensation reimbursement policy (the “ICR Policy”). Under the ICR Policy, FirstService will require reimbursement, in all appropriate cases, of any incentive compensation awarded to any management personnel if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of FirstService that were subsequently the subject of a financial restatement; and (b) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, FirstService may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Termination and Change of Control Benefits

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Common Shares, to pay to an optionee the “in the money” amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above.

Compensation of Directors

In December 2015, upon the recommendation of the Compensation Committee (which received the advice and assistance of H. Wilkinson Consulting Group Inc. as its independent compensation consultant), the Board approved new director compensation arrangements. In addition, following the termination of the MSA in May 2019, Jay S. Hennick remained as Chairman of FirstService, at the discretion of the Board, and it was agreed that Mr. Hennick would receive compensation commensurate with that of a Non-Executive Chairman of a public company of similar size to FirstService. See “Executive Compensation – Compensation Discussion and Analysis – Role of the Compensation Committee”. Upon the recommendation of the Compensation Committee (which received the advice and assistance of H. Wilkinson Consulting Group Inc. as its independent compensation consultant), the Board approved compensation arrangements for the Chairman as well as changes to the retainers the Lead Director and the Chairs of the Audit Committee and the Compensation Committee.

In 2019, each director of FirstService who was not a full time employee of, or providing management services to, FirstService or any of its subsidiaries received: (i) an annual retainer of US$75,000 (other than the Chairman); and (ii) meeting fees equal to US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. The Chairman of the Board received an annual retainer of US$300,000 (pro-rated from May 2019 on), the Lead Director of the Board received an additional annual retainer of US$10,000, the Chair of the Audit Committee received an additional annual retainer of US$20,000 and the Chair of the Compensation Committee received an additional annual retainer of US$5,000.

In addition to the above, it is anticipated that each director of FirstService who was not a full time employee of, or providing management services to, FirstService or any of its subsidiaries (other than Jay S. Hennick) will receive an annual grant of Options exercisable for 8,000 Common Shares. Effective February 7, 2020, 8,000 Options were issued to each such director at an exercise price of US$111.36 per share. See “– Director Outstanding Option-Based Awards” and the biographies of each director set out under “Business of the Meeting – Election of Directors” for additional information on such option grants.

Individual Director Compensation for 2019

The following table provides a summary of all amounts of compensation provided to the directors of FirstService during the year ended December 31, 2019. D. Scott Patterson does not receive any compensation in acting as director of FirstService.

DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2019
Name	Fee Earned (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
Brendan Calder	91,000	190,800	Nil	Nil	281,800
Bernard I. Ghert	125,250	190,800	Nil	Nil	316,050
Jay S. Hennick(2)	184,000	Nil	Nil	Nil	184,000
Frederick F. Reichheld	85,000	190,800	Nil	Nil	275,800
Joan Eloise Sproul	94,250	190,800	Nil	Nil	285,050
Michael Stein	96,750	190,800	Nil	Nil	287,550
Erin J. Wallace	85,000	190,800	Nil	Nil	275,800

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the noted directors, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by FirstService in calculating these amounts are incorporated herein by reference to Note 14 to FirstService’s audited consolidated financial statements for the year ended December 31, 2019. For a description of the material terms of the Option Plan and each option grant, see “Incentive Award Plans of FirstService – FirstService Stock Option Plan” above and “Director Outstanding Option-Based Awards” below.
(2)	Mr. Hennick also received compensation pursuant to the MSA, which was terminated on May 10, 2019. The director compensation noted in the table was earned by Mr. Hennick following the termination of the MSA. See “– Role of the Compensation Committee” above.

The following table summarizes the fees paid to individual directors during the year ended December 31, 2019. During such period, FirstService paid to such directors, in their capacity as such, aggregate fees equal to US$760,750.

Name	Board, Chairman & Lead Director Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
Brendan Calder	75,000	5,000	9,000	2,000	91,000	91,000
Bernard I. Ghert	75,000	30,000	8,125	12,125	125,250	125,250
Jay S. Hennick(1)	175,000	Nil	9,000	Nil	184,000	184,000
Frederick F. Reichheld	75,000	Nil	10,000	Nil	85,000	85,000
Joan Eloise Sproul	75,000	Nil	9,125	10,125	94,250	94,250
Michael Stein	75,000	5,000	9,125	7,625	96,250	96,250
Erin J. Wallace	75,000	Nil	10,000	Nil	85,000	85,000

___________

Note:

(1)	Mr. Hennick also received compensation pursuant to the MSA, which was terminated on May 10, 2019. The director compensation noted in the table was earned by Mr. Hennick following the termination of the MSA. See “– Role of the Compensation Committee” above.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of FirstService outstanding as at December 31, 2019. FirstService does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2019(1)(2)
Name of Director	Number of Securities Underlying Unexercised Options(3)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)
Brendan Calder	7,200 6,000 4,400 900 1,500	83.89 66.31 54.88 35.96 39.29	February 8, 2024 February, 9, 2023 February 14, 2022 February 12, 2021 December 14, 2020	65,880 160,380 167,904 51,372 80,625
Bernard I. Ghert	8,000 8,000 8,000 3,000 5,000	83.89 66.31 54.88 35.96 39.29	February 8, 2024 February, 9, 2023 February 14, 2022 February 12, 2021 December 14, 2020	73,200 213,840 305,280 171,240 268,750
Frederick F. Reichheld	8,000 6,000 4,400 900 1,500	83.89 66.31 54.88 35.96 39.29	February 8, 2024 February, 9, 2023 February 14, 2022 February 12, 2021 December 14, 2020	73,200 160,380 167,904 51,372 80,625
Joan Eloise Sproul	8,000 8,000	83.89 70.40	February 8, 2024 May 15, 2023	73,200 181,120
Michael Stein	8,000 8,000 8,000 3,000 5,000	83.89 66.31 54.88 35.96 39.29	February 8, 2024 February, 9, 2023 February 14, 2022 February 12, 2021 December 14, 2020	73,200 213,840 305,280 171,240 268,750
Erin J. Wallace	8,000 8,000 8,000 3,000 10,000	83.89 66.31 54.88 35.96 39.29	February 8, 2024 February, 9, 2023 February 14, 2022 February 12, 2021 December 14, 2020	73,200 213,840 305,280 171,240 537,500

___________

Notes:

(1)	The Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the Option Plan provides that the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director’s fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date.
(2)	Under the terms of the Option Plan, the Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See “Executive Compensation – NEO Outstanding Option-Based Awards” for options granted to D. Scott Patterson which are outstanding as at December 31, 2019. Effective February 7, 2020, 8,000 options were granted under the Option Plan to each director of FirstService who was not a full time employee of, or providing management services to, FirstService or any of its subsidiaries (other than Jay S. Hennick).
(3)	Each Option entitles the holder to purchase one Common Share. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”.
(4)	Calculated using the closing price per Common Share on NASDAQ on December 31, 2019 of US$93.04 less the exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of FirstService with respect to each director of FirstService during the year ended December 31, 2019. The only incentive award plan of FirstService applicable to directors during 2019 was the Option Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2019(1)
Name of Director	Option-Based Awards – Value Vested During 2019 (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2019 (US$)
Brendan Calder	192,100	Nil
Bernard I. Ghert	192,100	Nil
Frederick F. Reichheld	192,100	Nil
Joan Eloise Sproul	20,500	Nil
Michael Stein	192,100	Nil
Erin J. Wallace	270,400	Nil

___________

Notes:

(1)	Under the terms of the Option Plan, Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See “Incentive Award Plans of FirstService – FirstService Stock Option Plan”. See “Executive Compensation – Incentive Award Plans of FirstService” for vesting of options granted to D. Scott Patterson during the year ended December 31, 2019.
(2)	Calculated using the closing price per Common Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares (with any cash dividends reinvested into Common Shares)(1) on the TSX (symbol: FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing June 2, 2015 and ending December 31, 2019 (being the period during which the Common Shares, or the predecessor subordinate voting shares, have traded on the TSX). The Common Shares are also traded on NASDAQ (symbol: FSV).

Common Shares (C$)
S&P/TSX Composite Total Return Index (C$)
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
June 2, 2015
December 31, 2015
December 31, 2016
December 31, 2017
December 31, 2018
December 31, 2019

	June 2, 2015	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019
Common Shares(1)	100.0	167.9	193.4	269.0	288.6	374.9
S&P/TSX Composite Total Return Index(2)	100.0	87.8	106.3	116.0	105.6	129.8
___________

Notes:

(1)	The cumulative return of the Common Shares (in C$) is based on the closing prices of the Common Shares on the TSX on June 2, 2015, December 31, 2015, December 31, 2016, December 31, 2017, December 31, 2018 and December 31, 2019 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the shares have been treated as being reinvested into additional shares on the payment date of each dividend. The predecessor subordinate voting shares (which have been re-designated as Common Shares) commenced trading on the TSX on June 2, 2015.
(2)	The S&P/TSX Composite Total Return Index is a total return index (in C$), the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, from June 2, 2015 until December 31, 2019, assuming reinvestment of all dividends, the cumulative total shareholder return on the Common Shares was 374.9% as compared to a cumulative total return of 29.8% on the S&P/TSX Composite Total Return Index over the same period. During this period, the total cumulative shareholder return for C$100 invested in Common Shares significantly outpaced the S&P/TSX Composite Total Return Index. In 2019, a 15% increase in FirstService’s adjusted earnings per share for 2019 over the prior year (and 23% for the purposes of the annual performance-based bonus plan) is, in part, a basis for the positive 2019 shareholder return, and consequently, an annual performance bonus was earned by each Named Executive Officer in 2019. See “Compensation Discussion and Analysis – Base Salary” and “– Annual Bonus Incentive” above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated August 12, 2019, FirstService commenced a normal course issuer bid to purchase up to a maximum of 2,500,000 Common Shares, being approximately 10% of the “public float” of such class of shares as at August 12, 2019 (the “NCIB”). FirstService may purchase its Common Shares from time to time if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its Common Shares in order to mitigate the dilutive effect of stock options issued under the Option Plan. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between August 26, 2019 and August 25, 2020 at prices not exceeding the market price of the Common Shares at the time of acquisition. The actual number of Common Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of FirstService. Daily purchases under the NCIB are limited to 11,129 Common Shares, other than block purchases. During 2019, FirstService did not purchase any Common Shares on the TSX and NASDAQ under the NCIB.

The purchase price for Common Shares purchased by FirstService under the NCIB, if any, is paid in cash on delivery of the shares. FirstService intends to finance any purchase of Common Shares under the NCIB from its working capital. Common Shares purchased by FirstService under the NCIB are cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by FirstService in relation to the NCIB by requesting a copy in writing from FirstService at 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to FirstService or its subsidiaries which is outstanding as at December 31, 2019 by all executive officers, directors, employees and former executive officers directors and employees of FirstService and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To FirstService or its Subsidiaries(1)	To Another Entity
Share Purchases	Nil	–
Other(2)	$2,564,000	–
___________

Notes:

(1)	All indebtedness noted is owing to subsidiaries of FirstService from directors and employees of subsidiaries of FirstService. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of FirstService. No individual who is, or at any time during the year ended December 31, 2019 was, a director or executive officer of FirstService, a proposed nominee for election as a director of FirstService or an associate of any such director, executive officer or proposed nominee is indebted to FirstService or any of its subsidiaries in respect of a security purchase program or otherwise.
(2)	The amount noted represents advances to minority shareholders of FirstService subsidiaries for tax payments in connection the acquisition of such subsidiaries by FirstService.

Other than as set out above, as at the date hereof, there was no other indebtedness owed to FirstService or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of FirstService or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FirstService or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of FirstService.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of FirstService for the year ended December 31, 2019 and the report of the auditors thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting. The audited consolidated financial statements of FirstService for the year ended December 31, 2019 and Management’s Report on the Internal Control over Financial Reporting, and the report of the auditors’ thereon and management’s discussion and analysis relating thereto, are included in the 2019 Annual Report of FirstService sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of FirstService and have served as its auditors since 2014. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of FirstService to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the FirstService shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of FirstService and authorizing the directors of FirstService to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to FirstService and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP’s independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in 2019 were approximately US$1,336,000. Of such amount, US$843,000 related to audit fees (being fees billed by FirstService’s external auditor for audit services, including subsidiary audits), US$94,000 related to audit-related fees (being fees billed for statutory audits or assurance and related services by FirstService’s external auditor that are reasonably related to the performance of the audit or review of FirstService’s financial statements and are not reported under audit fees), US$298,000 related to tax fees (being the fees billed for professional services rendered by FirstService’s external auditor for tax compliance, tax advice and tax planning) and US$4,000 related to all other fees (being fees for licensing and subscriptions to accounting and tax research tools). In addition, US$97,000 in administration and out-of-pocket expenses were reimbursed during 2019 to PricewaterhouseCoopers LLP. For more information on the Audit Committee, consult the Annual Information Form of FirstService for the year ended December 31, 2019 available at www.sedar.com.

Election of Directors

The Board currently consists of eight directors. Pursuant to the articles of FirstService, the number of directors to be elected by the shareholders shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the following eight individuals for election by the shareholders at the Meeting as directors of FirstService: Brendan Calder, Bernard I. Ghert, Jay S. Hennick, D. Scott Patterson, Frederick F. Reichheld, Joan Eloise Sproul, Michael Stein and Erin J. Wallace. Each director elected will hold office until the close of the next annual meeting of FirstService, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of FirstService; or (ii) he or she becomes disqualified to act as a director. All of the nominees are currently directors of FirstService.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the FirstService shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of FirstService may designate in such event.

FirstService has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee’s resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee’s resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders’ meeting. The Board shall accept the resignation absent exceptional circumstances. FirstService will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to those nominated for election as directors at the Meeting:

Brendan Calder Ontario, Canada Age: 73	Mr. Calder has been a Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman’s Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was a successful mortgage banker before that. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of EllisDon Corporation and Haventree Bank. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advanced Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 1, 2015

Independent
Areas of Expertise:	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
• Governance • Finance • Management	Board Compensation Governance (Chair)	6 of 7 2 of 2 1 of 1	86% 100% 100%	Common Shares Total Value of Securities(5) Equity Ownership Policy(7)	3,282 US$305,357 Met
	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	1,500	US$80,625
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	900	US$51,372
	Feb. 14, 2017	Feb. 14, 2022	8,000	US$54.88	4,400	US$167,904
	Feb. 9, 2018	Feb. 9, 2023	8,000	US$66.31	6,000	US$160,380
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	7,200	US$65,880
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years
	Equity Financial Holdings Inc. Colliers International Group Inc.				2014 – 2017 1996 – 2015

Bernard I. Ghert, c.m. Ontario, Canada Age: 80	Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director Emeritus on Sinai Health System’s Board, Co-Chair on Sinai Health System’s Audit and Risk Management Committee and Past Chair of the Mount Sinai Hospital Board of Directors. Mr. Ghert holds a Master of Business Administration degree.

Director Since: June 1, 2015

Lead Director of the Board Since: June 2015
Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
Areas of Expertise:	Board Audit (Chair)	6 of 7 5 of 5	86% 100%	Common Shares	34,679
• Governance • Finance	Compensation	2 of 2	100%	Total Value of Securities(5) Equity Ownership Policy(7)	US$3,226,534 Met
• Real Estate	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$268,750
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	US$171,240
	Feb. 14, 2017	Feb. 14, 2022	8,000	US$54.88	8,000	US$305,280
	Feb. 9, 2018	Feb. 9, 2023	8,000	US$66.31	8,000	US$213,840
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	8,000	US$73,200
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years

Chairman of the Independent Review Committee of Middlefield Limited, as Manager of the following:

TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, MBN Corporation (formerly, Middlefield Tactical Energy Corporation), ENERGY INDEXPLUS Dividend Fund (2011-2015), Uranium Focused Energy Fund (2009-2013), YIELDPLUS Income Fund, Pathfinder Income Fund (formerly, Pathfinder Convertible Debenture Fund) (as of December 21, 2009), Convertible Debenture Trust (2009-2014), GMIncome & Growth Fund (2010-2011), INDEXPLUS Dividend Fund (2011-2012), American Core Sectors Dividend Fund (as of December 19, 2013), Global Dividend Growers Income Fund (as of March 22, 2013), Global Healthcare Dividend Fund (as of October 23, 2014), Global Infrastructure Dividend Fund (as of July 24, 2014), Global Real Estate Dividend Growers Corp. (as of July 24, 2015) Middlefield Can-Global REIT Income Fund (as of November 19, 2012), REIT INDEXPLUS Income Fund (as of April 20, 2011), U.S. Dividend Growers Income Corp. (as of March 20, 2015), and Globalance Dividend Growers Corp. (as of October 23, 2015)

Resource Funds: MRF 2010 Resource Limited Partnership (2010-2012), Discovery 2010 Flow-Through Limited Partnership (2010 - 2013) and MRF 2011 Resource Limited Partnership (2011 - 2013), Discovery 2011 Flow-Through Limited Partnership (2011-2014) and MRF 2012 Resource Limited Partnership (2012-2014), Discovery 2012 Flow-Through Limited Partnership (2012-2015) and MRF 2013 Resource Limited Partnership (2013-2015), Discovery 2013 Flow-Through Limited Partnership (2013-2016) and MRF 2014 Resource Limited Partnership (as of February 20, 2014), Discovery 2014 Flow-Through Limited Partnership (as of August 29, 2014) and MRF 2015 Resource Limited Partnership (as of February 19, 2015)

Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)

Middlefield Global Healthcare Dividend Fund (as of May 22, 2015)

Middlefield Global Infrastructure Fund (as of June 12, 2013)

Colliers International Group Inc.

					December 1, 2009 (except where noted) – Present 2004 – 2015

Jay S. Hennick, C.M. Ontario, Canada Age: 63	Mr. Hennick is the Founder and Chairman of FirstService. In June 2015, Mr. Hennick became the Global Chairman and CEO of Colliers International Group Inc. Pre-spin-off, Mr. Hennick was the CEO of former FirstService Corporation from 1988 to 2015. In 1998, Mr. Hennick was awarded Canada’s Entrepreneur of the Year, in 2001 he was named Canada’s CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. In 2018, Mr. Hennick was appointed a member of the Order of Canada, and is also the 2019 International Horatio Alger Award recipient. Mr. Hennick served as past Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the past Chairman of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.

Director Since: June 1, 2015

Chairman of the Board Since: June 2015 Non-Independent
Areas of Expertise:	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
• Management • Real Estate	Board	6 of 7	86%	Common Shares	5,771,175
• Finance				Total Value of Securities(5) Equity Ownership Policy(7)	US$536,950,122 Met
Options Held
None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder.
Public Board Memberships During the Last Five Years
	Colliers International Group Inc. (Chair)			1988 – Present

D. Scott Patterson Ontario, Canada Age: 59	Mr. Patterson is the President and CEO of FirstService. Pre-spin-off, Mr. Patterson was the President and Chief Operating Officer of former FirstService Corporation from 2003 to 2015. He joined former FirstService Corporation in 1994 as Vice President Corporate Development, and was its Chief Financial Officer from February 1995 until September 2003. Prior to joining former FirstService Corporation, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Director Since: June 1, 2015

Non-Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
Areas of Expertise: • Management • Real Estate	Board	7 of 7	100%	Common Shares Total Value of Securities(5) Equity Ownership Policy(7)	1,005,262 US$93,529,577 Met
	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 12, 2016	Feb. 12, 2021	125,000	US$35.96	125,000	US$7,135,000
	Feb. 14, 2017	Feb. 14, 2022	125,000	US$54.88	125,000	US$4,770,000
	Feb. 9, 2018	Feb. 9, 2023	125,000	US$66.31	125,000	US$3,341,250
	Feb. 8, 2019	Feb. 8, 2024	125,000	US$83.89	125,000	US$1,143,750
	Feb. 7, 2020	Feb. 7, 2025	125,000	US$111.36	125,000	–
	Public Board Memberships During the Last Five Years
	Laramide Resources Ltd.				1995 – Present

Frederick F. Reichheld Massachusetts, USA Age: 68	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain’s Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company’s Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), Loyalty Rules!: How Today’s Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.
Director Since: June 1, 2015 Independent
Areas of Expertise: • Consulting/Professional Services • Competitive Strategy
• Service Quality	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
• Customer and Employee Loyalty	Board Governance	7 of 7 1 of 1	100% 100%	Common Shares	2,100
				Total Value of Securities(5) Equity Ownership Policy(7)	US$195,384 Met
	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	1,500	US$80,625
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	900	US$51,372
	Feb. 14, 2017	Feb. 14, 2022	8,000	US$54.88	4,400	US$167,904
	Feb. 9, 2018	Feb. 9, 2023	8,000	US$66.31	6,000	US$160,380
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	8,000	US$73,200
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years
	Rackspace Hosting, Inc. Colliers International Group Inc.				2008 – 2016 2014 – 2015

Joan Eloise Sproul Ontario, Canada Age: 63	Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada, which is comprised of Mount Sinai Hospital, Bridgepoint Active Healthcare and Lunenfeld-Tanenbaum Research Institute. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul serves on the Board of Directors for The Centre for Phenogenomics, a state-of-the-art national research facility owned and operated by Sinai Health and the Hospital for Sick Children. Ms. Sproul was named to the list of Canada's Most Powerful Women, Women's Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

Director Since: May 15, 2018

Independent Areas of Expertise:
• Governance	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
• Finance • Management	Board Audit	7 of 7 5 of 5	100% 100%	Common Shares Total Value of Securities(5) Equity Ownership Policy(7)	500 US$46,520 2 years to attain
	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	May 15, 2018	May 15, 2023	8,000	US$70.40	8,000	US$181,120
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	8,000	US$73,200
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years
	None.

Michael Stein Ontario, Canada Age: 68	Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada’s first TSX listed apartment REIT, where he continues to serve as chairman. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), a trustee of European Residential Real Estate Investment Trust (TSX-V), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

Director Since: June 1, 2015 Independent
Areas of Expertise:	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
• Real Estate • Management	Board Audit	7 of 7 5 of 5	100% 100%	Common Shares Total Value of Securities(5)	15,000 US$1,395,600
• Human Resources	Compensation (Chair)	2 of 2	100%	Equity Ownership Policy(7)	Met
• Governance	Options Held(6)
• Finance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Capital Markets	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$268,750
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	US$171,240
	Feb. 14, 2017	Feb. 14, 2022	8,000	US$54.88	8,000	US$305,280
	Feb. 9, 2018	Feb. 9, 2023	8,000	US$66.31	8,000	US$213,840
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	8,000	US$73,200
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years
	European Residential Real Estate Investment Trust Canadian Apartment Properties REIT (Chair) McEwan Mining Inc. Cliffside Capital Ltd. Colliers International Group Inc.				2019 – Present 1997 – Present 2012 – Present 2014 – Present 2013 – 2015

Erin J. Wallace Illinois, USA Age: 60	Ms. Wallace is the former Chief Operating Officer at Great Wolf Resorts, Inc., a role she held since August 2016. In this role, she was responsible for leading more than 9,000 Great Wolf Pack Member employees at 18 lodges throughout the United States. Great Wolf Resorts, Inc. is America’s largest family of indoor water park resorts and has over 7.0 million guests a year. Before joining Great Wolf Resorts, Inc., Ms. Wallace was the Chief Operating Officer of Learning Care Group, Inc. from February 2015 to August 2016, where she led more than 16,000 Learning Care Group employees in delivering operational excellence to the families served at more than 900 schools throughout its umbrella of 5 brands. Prior to that, Ms. Wallace’s nearly 30 year career at the Walt Disney Company spanned many roles in Theme Parks and Resorts concluding with Executive Vice President of Operations Strategy, Planning and Revenue Management, working with all of Disney Parks’ domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace held a variety of managerial roles within Walt Disney Parks and Resorts, contributing to 30 years of leadership at The Walt Disney Company. Ms. Wallace’s previous roles include Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world. She has also served as Vice President of Walt Disney World’s Magic Kingdom® and general manager for Disney’s Animal Kingdom® and Disney’s All-Star Resort. Ms. Wallace graduated with honors from the University of Florida (UF) and was recognized with the Distinguished Alumni Award from UF in 2012. Ms. Wallace earned her MBA from Rollins College Crummer School of Business in 1993. In 2006, Ms. Wallace was inducted into the Crummer Graduate School of Business Alumni Hall of Fame. Ms. Wallace has been an active member of the Central Florida community, serving on numerous academic and civic boards and committees. She is also a member of the Institute of Industrial Engineers and the Society of Women Engineers.
Director Since: October 8, 2015 Independent Areas of Expertise: • Management • Finance • Marketing
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	7 of 7 1 of 1	100% 100%	Common Shares Total Value of Securities(5) Equity Ownership Policy(7)	12,835 US$1,194,168 Met
	Options Held(6)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	US$171,240
	Feb. 14, 2017	Feb. 14, 2022	8,000	US$54.88	8,000	US$305,280
	Feb. 9, 2018	Feb. 9, 2023	8,000	US$66.31	8,000	US$213,840
	Feb. 8, 2019	Feb. 8, 2024	8,000	US$83.89	8,000	US$73,200
	Feb. 7, 2020	Feb. 7, 2025	8,000	US$111.36	8,000	–
	Public Board Memberships During the Last Five Years
	None.

___________

Notes:

(1)	Securities relates to Common Shares held as at the date hereof. See “Authorized Capital, Outstanding Shares and Principal Holders of Shares”. The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to FirstService by the respective director nominees.
(2)	All Common Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant.
(3)	Common Shares are held personally and by 1306159 Ontario Limited, The B.I. Ghert Family Foundation and a life income fund, entities and a fund controlled or directed by Mr. Ghert.
(4)	Beneficially owns, or controls or directs, directly or indirectly, Common Shares as described under “Authorized Capital, Outstanding Shares and Principal Holders of Shares”. Common Shares are held by Henset Capital Inc., FSV Shares LP, FSV Shares II LP and The Jay and Barbara Hennick Family Foundation, entities controlled or directed by Mr. Hennick.
(5)	Determined using the closing price per Common Share on NASDAQ on December 31, 2019 of US$93.04.
(6)	Information includes options held as at the date hereof. The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the Option Plan provides that the vesting of the noted options held by each non-employee director is automatically accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director’s fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date. The value of the options was determined using the closing price of the Common Shares on NASDAQ on December 31, 2019 of US$93.04 less the exercise price of the applicable stock options.
(7)	The Board has a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of FirstService, minimum ownership of shares of FirstService having a value of at least US$100,000. Newly elected or appointed directors of FirstService are permitted two years within which to attain the foregoing minimum ownership amount. See “Statement of Corporate Governance Practices – Board Equity Ownership Policy”.

Following the Meeting, FirstService will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of FirstService and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including FirstService) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including FirstService) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for Michael Stein, who served as a director of a privately held United Kingdom-registered company from February 2012 to January 2019 and, on March 21, 2019, the company voluntarily appointed an administrator under the United Kingdom insolvency act (Insolvency Act 1986).

Advisory Resolution on Executive Compensation

FirstService believes that its compensation objectives and approach to executive compensation appropriately align the interests of Management with the long term interests of shareholders. Details of FirstService’s approach to executive compensation is disclosed above. See “Executive Compensation – Compensation Discussion and Analysis”.

The Board adopted a policy providing that shareholders shall have the opportunity to cast an advisory vote on FirstService’s approach to executive compensation on an annual basis. This policy can be viewed on FirstService’s website (www.firstservice.com). Shareholders will be asked at the Meeting to consider and, if deemed advisable, pass the following non-binding advisory resolution (the “Say on Pay Resolution”):

“RESOLVED, on an advisory basis and without diminishing the role and responsibilities of the Board, that the shareholders of FirstService accept the approach to executive compensation disclosed in the management information circular delivered in advance of the annual meeting of shareholders held on April 8, 2020.”

The Board recommends that shareholders vote for the Say on Pay Resolution. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby for the Say on Pay Resolution.

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to change its engagement with FirstService shareholders on executive compensation and related matters. FirstService will disclose the results of the Say on Pay Resolution as a part of its report on voting results for the Meeting. The Board welcomes comments and questions on FirstService’s executive compensation practices. Shareholders who wish to contact the Board can do so as noted below under “Shareholder Engagement”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of FirstService at any time since the beginning of FirstService’s last financial year, no proposed nominee for election as a director of FirstService, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of FirstService, other than as disclosed elsewhere in this Circular, no informed person of FirstService, any proposed director of FirstService or any associate or affiliate of any informed person or proposed director of FirstService has had any material interest, direct or indirect, in any transaction since the commencement of FirstService’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect FirstService or any of its subsidiaries. An “informed person” means a director or executive officer of FirstService, a director or executive officer of a person or company that is itself an informed person or subsidiary of FirstService, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of FirstService or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of FirstService.

INSURANCE

FirstService holds a directors’ and officers’ liability insurance policy (the “Policy”) which is designed to protect FirstService and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of FirstService. The Policy is written for limits of US$85,000,000 subject to a corporate deductible of US$1,000,000 on securities claims and US$750,000 on all other claims. In respect of the year ended December 31, 2019, the cost to FirstService in maintaining the Policy was US$527,200.

ADDITIONAL INFORMATION

Additional information relating to FirstService is available on SEDAR at www.sedar.com. Financial information is being provided in FirstService’s comparative financial statements for the year ended December 31, 2019 and the related management’s discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of FirstService at 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9, Phone 416-960-9566, Fax: 647-258-0008: (a) the latest Annual Information Form of FirstService together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of FirstService for the year ended December 31, 2019 together with the accompanying report of the auditors thereon, any interim financial statements of FirstService for periods subsequent to December 31, 2019 and the related management’s discussion and analysis therefor; and (c) this Circular.

SHAREHOLDER ENGAGEMENT

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director of the Board by writing to:

Lead Director of the Board
FirstService Corporation
1255 Bay Street, Suite 600
Toronto, Ontario, Canada
M5R 2A9

From time to time upon request, the CFO will hold meetings and telephone calls with shareholders. The CFO also attends various investor conferences during the year where shareholders have the opportunity to engage with the CFO about FirstService.

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, FirstService shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board of Directors

DOUGLAS G. COOKE
February 28, 2020	Senior Vice President, Corporate Controller and
Corporate Secretary

APPENDIX A

BOARD MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of FirstService Corporation (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chairman or Lead Director and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

-A2-

Directors are expected to act in accordance with applicable law, the Company’s constating documents, the Company’s Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chairman is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at all Board meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman or Lead Director.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

-A3-

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chairman of the Board and the Lead Director of the Board, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chairman of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chairman, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Executive Compensation Committee; and (3) Nominating and Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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